Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in millions, except ratios)	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
Earnings:
Income before income taxes	$713.8	$657.8	$540.6	$566.5	$556.9
Fixed charges (see below)	224.2	221.1	190.3	111.9	108.9
Total earnings	$938.0	$878.9	$730.9	$678.4	$665.8

Fixed charges:
Interest expense, net(1)	$46.6	$42.3	$28.6	$3.6	$3.2
Amortization of debt discount and issuance costs(1)	2.8	3.6	7.4	0.4	0.4
Estimate of interest within rental expense(2)	174.8	175.2	154.3	107.9	105.3
Total fixed charges	$224.2	$221.1	$190.3	$111.9	$108.9
Ratio of earnings to fixed charges	4.18	3.98	3.84	6.06	6.11

Fixed charges and preferred share dividends:
Fixed charges (per above)	$224.2	$221.1	$190.3	$111.9	$108.9
Preferred share dividends(3)	15.6	n/a	n/a	n/a	n/a
Total fixed charges and preferred share dividends	$239.8	$221.1	$190.3	$111.9	$108.9
Ratio of earnings to fixed charges and preferred share dividends	3.91	3.98	3.84	6.06	6.11

(1)
For purposes of calculating the ratio of earnings to fixed charges, interest expense, net includes interest expense related to outstanding indebtedness, including $2.8 million for the amortization of debt discount and issuance costs disclosed on the consolidated statement of cash flows.

(2)	Interest within rental expense is estimated to be one-third of rental expense.
(3)
Preferred share dividends represent the pre-tax dollars required to service the $11.9 million of preferred share dividends reflected on the consolidated income statement, including the deemed dividend for the accretion of preferred share issuance costs. See Note 5 and Note 6 of Item 8 for additional information.

n/a	Not applicable as preferred shares issued in October 2016.